Flowr Expects to More than Double Current Capacity with Additional Grow Rooms

Kelowna 1 Facility on Track for Completion in Third Quarter 2019

KELOWNA, BRITISH COLUMBIA, JANUARY 24, 2019 – The Flowr Corporation (TSX.V: FLWR) (OTC: FLWPF) (“Flowr” or the “Company”), a Canadian Licensed Producer of premium cannabis products, announced today that it received approval from Health Canada to open additional grow rooms at its Kelowna 1 cultivation facility. The Company expects to begin growing in a portion of the newly approved rooms immediately.

Kelowna 1 is Flowr’s initial cultivation facility that is under construction in the world-famous Okanagan Valley of British Columbia. The additional rooms will raise the total number of flower rooms Flowr is operating to ten (10), which is expected to more than double its current capacity and bring the facility to 50% completion.

The Company expects to have the facility complete with a total of 20 grow rooms prior to the end of the third quarter of this year. When complete, Flowr expects the approximately 85,000 square foot facility to produce at a capacity of approximately 10,000 kilograms of premium cannabis flower on an annualized basis.

“We’re building out our capacity as planned to ensure we can meet the growing demand for our products from our provincial partners and under our new medical cannabis supply agreement with Shoppers Drug Mart,” said Tom Flow, Co-CEO of Flowr. “The shortage of premium adult-use cannabis we predicted has become a reality since last October and ramping up our facilities will provide much-needed, high-quality product to the market.”

Flowr’s cultivation facilities are being constructed to Good Manufacturing Practice (GMP) standards. They employ proprietary designs and systems to create a highly controlled growing environment that the Company expects will enable it to produce a large portion of its premium cannabis without requiring irradiation to meet Health Canada standards. The Company’s cultivation team follows exacting protocols throughout the growing process then carefully harvests, hand trims and craft cures its products, seeking to deliver a premium experience for consumers.

About Flowr

The Flowr Corporation (TSX.V: FLWR) (OTC: FLWPF), through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Markham, ON and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Tom Flow
Co-CEO

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Bram Judd: +1.905.940.3993 ext.1520, bram@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: the capacity at Flowr’s facility, including at such time that the additional rooms are completed and at the time of completion of Kelowna 1, the timing of beginning to grow product in the additional rooms described herein, the expected completion of construction of Kelowna 1, including the phases of completion, the amount of product that Flowr expects to grow upon completion of Kelowna 1 on an annualized basis, Flowr building capacity to meet the growing demand for its products from its customers, the ramping up of Flowr’s facilities providing much-needed, high-quality product to the market, Flowr’s facilities being constructed to achieve GMP designation, Flowr’s facilities being highly controlled growing environments that will enable it to produce premium cannabis that does not require irradiation to meet Health Canada standards, the Company seeking to deliver a premium cannabis experience for its customers, Flowr’s facilities being designed in a way that should enable it to provide customers with both high quality products and consistent benefits, Flowr’s cultivation team employing exacting protocols throughout the growing and curing process that seek to deliver a premium experience for customers, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to the inability of Flowr’s products providing customers with a premium option, Flowr’s cultivation team failing to achieve the standards or level of products described herein, including with respect to quality and consistency of product offerings, the inability of Flowr to construct or maintain its facilities at GMP standards, which could significantly impact sales of Flowr’s products, Flowr’s cultivation team not employing exacting protocols throughout the growing and curing process, which could impact the quality of the products and the experience for customers, Flowr not being able to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, Flowr’s inability to excel at cultivating premium cannabis, Flowr’s inability to construct its facilities, or in the time anticipated, which could materially adversely impact its growing capacity and sales, the inability of Flowr to double its capacity with the additional rooms, which could materially adversely impact growing capacity and sales, Flowr’s inability to achieve the growing capacity described herein on an annualized basis, which could materially adversely impact sales and profits, the build out of Flowr’s facilities not meeting demand for products, demand for cannabis products decreasing, including with respect to Flowr’s products, the inability of Flowr to provide what it perceives to be much-needed, high quality product to the market, the inability of Flowr to control the growing environment in its facilities, which could result in loss of products or the need to irradiate products, thus impacting the supply and demand for and/or quality of the products, Flowr not being able to complete the additional rooms on the timelines described herein, which could materially adversely impact Flowr’s growing capacity and sales, Flowr requiring additional financing from time to time in order to continue its operations and construct the facilities described herein and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, which could result in significant penalties or costs being imposed on Flowr, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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